ALPHA BANK

JUN 26 2006

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SUPPL

Alpha Credit Bank

Athens, June 20, 2006
Our reference No.13.1.69

Attention: Special Counsel, Office of
International Corporate Finance

06014672

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

A.J. BILIONI O.J. YANNACOPOULOU

PROCESSED
JUN 27 2006
THOMSON
FINANCIAL

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr

6/27

ALPHA BANK

Renaming of company [20.6.2006]

Alpha Bank announces that, as of Thursday June 1, 2006, its subsidiary bank in Serbia JUBANKA A.D. BEOGRAD was renamed to ALPHA BANK A.D. BEOGRAD. As of the same date, the three Branches of Alpha Bank A.E., Belgrade Affiliate, were merged into ALPHA BANK A.D. BEOGRAD branch network.